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CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F of Platinum Group Metals Ltd. of our report dated November 21, 2008 relating to the consolidated financial statements for the years ended August 31, 2008 and 2007 and the effectiveness of internal control over financial reporting as of August 31, 2008 which appears in the Annual Report to Shareholders.

Signed “PricewaterhouseCoopers LLP”

Chartered Accountants
Vancouver, British Columbia
November 21, 2008